 News Release

2004 Third Quarter Results

Vancouver, - November 15, 2004 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) reports the results from its operations for the third quarter ended September 30, 2004. All dollar figures are in United States dollars (USD) unless otherwise indicated.

Financial Results

The Company reported a net loss of $21.6 million or $0.059 per share for the third quarter of 2004 compared to a restated net loss of $14.3 million ($.043 per share) for the same period last year. The main reason for the net loss during the quarter is an unrealized, non-cash, derivative loss of $25.5 million resulting from the mark-to-market adjustment of the Company's non-hedge derivative financial instruments based on the spot price of gold of $416 per ounce at September 30, 2004. The unrealized derivative loss was partially offset by a realized derivative gain of $14.4 million. Before changes in non-cash working capital, Bema reported a significant improvement on a cash flow basis for the period, with cash flow from operations of $14.8 million compared to an operating cash outflow of $14.3 million in the second quarter of this year. The improvement is mainly related to the early close out of certain Rand gold put options and the improved performance at the Petrex Mines (refer to "Petrex Mines" section for details).

For the quarter ended September 30, 2003, the net loss of $14.3 million included a $13.7 million unrealized derivative loss (based on the gold spot price of $388 per ounce at September 30, 2003) and a $1.6 million realized derivative gain.

For the first nine months of 2004, the Company reported a net loss of $35 million ($0.097 per share) on revenue of $65.7 million compared to restated net loss of $10.4 million ($0.033 per share) on revenue of $60.1 million in 2003. The loss for the first nine months of 2004 was mainly due to the write down of the Yarnell property (refer to Q-1 press release dated 05-14-04), mark-to-market, non-hedge derivative losses and the poor performance of the Petrex Mines in the first two quarters.

Gold Revenue

Gold revenue in the third quarter of 2004 was $24.9 million on sales of 63,223 ounces at an average realized price of $393 per ounce. The Julietta Mine generated $8.5 million from the sale of 22,670 ounces of gold at an average realized price of $375 per ounce, while $16.4 million was contributed by the Petrex Mines from 40,553 ounces sold at an average realized price of $403 per ounce.

Gold revenue for the first nine months of 2004 was $65.7 million from 167,251 ounces sold at an average realized price of $392 per ounce.

Operations

Consolidated gold production for the quarter was 61,248 ounces at an operating cash cost of $283 per ounce(i) and a total cash cost of $295 per ounce(i). For the same period in 2003, Bema reported consolidated production of 70,217 ounces at an operating cash cost of $214 per ounce (i) and a total cash cost of $232 per ounce (i). The stronger results in 2003 reflect Julietta's best ever quarterly production as a very high grade section of the deposit was mined in the third quarter of 2003.

For the first nine months of 2004, Bema produced 168,044 ounces of gold at an operating cash cost of $303 per ounce(i) and a total cash cost of $319 per ounce(i). The operating costs during the first nine months were higher than the original production budget due mainly to the strength of the South African Rand and the effects of the February warehouse fire at Julietta which destroyed the majority of spare parts inventory and resulted in mining and milling rates being temporarily reduced while the spare parts were replaced (refer to Q-1 press release dated 05-14-04).

(i) Adjusting for gains from Rand gold put options (see "Gold Forward and Options Contracts" section)

Liquidity and Capital Resources

The Company ended the quarter with $34.5 million in cash and cash equivalents and working capital of $7.6 million compared to cash and cash equivalents of $44.7 million and working capital of $7.6 million in the prior quarter. Subsequent to the quarter end, Bema entered into an agreement for a "bought deal" financing with a syndicate of underwriters. Bema will issue 27.4 million common shares at CDN$3.65 per common share for gross proceeds of CDN$100 million. The Company expects that underwriters will exercise an option to purchase an additional 6.85 million common shares at the offering price for gross proceeds of CDN$25 million. This financing is scheduled to close on November 17th.

Julietta Mine, Russia (Bema 79%)

In the third quarter, 43,042 tonnes of ore were milled at Julietta at an average grade of 16.73 grams per tonne gold producing 20,689 ounces of gold, at an operating cash cost of $186 per ounce and a total cash cost of $221 per ounce. Julietta had operating income of $648,000 for the period. The higher operating costs for the period were the result of lower gold head grades and lower silver production than in the second quarter.* It is anticipated that silver production will improve during the fourth quarter which should result in lower operating costs. Mill throughput and recoveries were over budget for both gold and silver during the quarter. Reconstruction of the warehouse and shop building were also completed, as was the tailings pond expansion project.

*The Company accounts for silver production as a credit against operating costs.

For the same period last year, Julietta produced 32,928 ounces of gold at an operating cash cost of $58 per ounce and a total cash cost of $97 per ounce.

For the first nine months of 2004, Julietta milled 121,281 tonnes of ore at an average grade of 18.70 grams per tonne producing 65,574 ounces of gold at an operating cost of $168 per ounce and a total cash cost of $209 per ounce. The number of ounces produced during the first nine months of the year was lower and the operating costs higher than budget mainly due to a warehouse fire in February 2004 (refer to Q-1 press release dated 05-14-04).

During the quarter, the Company made the scheduled $5.6 million repayment of the Julietta project loans and also prepaid an additional $5.6 million of the Julietta project loans six months ahead of schedule. The Company has now repaid in its entirety the Julietta project loans with the exception of the $1.5 million IFC C loan. This loan can be extended beyond the March 31, 2005 maturity date at the option of the IFC.

The 2004 exploration program is ongoing with four surface drills rigs and one underground rig. The drill program includes infill drilling focused on the V-6, VIII, II-1, II-2 veins and exploration of new targets near the Julietta Creek area. Drilling and trenching is scheduled to commence early next year on the Engteri zones, located approximately six kilometres north-west of the main Julietta vein.

Petrex Mines, South Africa (Bema 100%)

During the third quarter, Petrex produced 40,559 ounces of gold at a total cash cost of $332 per ounce(i) from 453,291 tonnes of ore milled at an average grade of 3.02 grams per tonne resulting in an operating loss of $3.0 million for the period. However, applying the cash gain from the Rand gold put options that matured during the quarter of $3.7 million, resulted in an operating profit of $700,000 for the period. This is a significant improvement over the second quarter of this year when Petrex recorded an operating loss of $8.2 million (the operating net loss was $5.8 million net of a $2.4 million Rand gold put gains in the second quarter of this year). Operating costs will remain high if the Rand retains its strength versus the US dollar, however, Bema is continuing to improve production efficiencies at Petrex. For example, changes designed to cut costs during the second quarter have resulted in improved performance from the mine. Tonnes milled, recoveries, operating costs and capital expenditures were all better than budgeted, while ounces produced were on budget.

Emphasis will remain on improving the Shaft Call Factors at all of the shafts to improve the ore grade delivered to the plant. Some of the improvements being implemented are improved blasting techniques, better control of water (and associated mud), mechanical supports at the face and the use of trackless mining equipment where appropriate.

Bema has drilled approximately 30,000 meters in South Africa this year which has identified several new zones conducive for underground mining. Drilling for the remainder of the year will follow up on a 180 metre long by 20 metre wide high grade zone in the west pit 3 area with grades up to 24 grams per tonne (g/t) gold in hole 134 and 200g/t gold over 1.7 meters in hole 81. The zone remains open along strike.

For the same period in 2003 Petrex produced 37,289 ounces of gold at total cash cost of $350 per ounce.(i)

During the quarter, Petrex continued to advance discussions with its lenders with regard to the restructuring of its debt facilities. The Petrex debt facilities are non-recourse to Bema. Petrex has requested that the lenders defer loan payments scheduled for September 2004 -$1.0 million (Lenders have agreed to defer) and December 2004, $1.5 million and for all of 2005, $5.5 million. The Company has also requested that all required waivers be provided so that the debt outstanding of $31.9 million can be classified as long-term, rather than current as reflected in the September 30, 2004 balance sheet. In return, the Company would agree to fund operating cash shortfalls to a maximum of $5 million and guarantee all debt interest payments to the end of 2005. During the quarter Petrex closed out all of its Rand gold put options maturing between October 2005 and December 2008 for total cash consideration of $15.1 million. Of this amount, $3.4 million was applied against a deferred premium owed relating to the original purchase of the puts. The remaining amount of $11.7 million is intended to be applied against the outstanding loan, although no formal decision or agreement has been reached. If this amount is applied against the project loan it will be reduced to approximately $22.3 million. The decision to close out the Rand gold puts was based on the Company's desire to reduce the debt and on management's belief that the Rand should weaken the future which would greatly reduce the benefit of the Rand denominated put options. For example at $420 gold and a Rand conversion rate of 7.4 to the dollar, the Rand put options would have little value. It is anticipated that a formal agreement will be reached with the banks prior to the end of this year.

(i) Adjusting for gains from Rand gold put options (see "Gold Forward and Options Contracts" section)

Refugio Mine, Chile (Bema 50%)

Bema and joint venture partner Kinross Gold Corporation are completing a major upgrade of the Refugio mine facilities which will result in the restart of mining in the first quarter of 2005. Commercial production is expected to be achieved by the second quarter of 2005. Based on an average daily throughput rate of 40,000 tonnes of ore per day, annual gold production is expected to average 250,000 ounces at a total cash cost of approximately $225 per ounce over a minimum ten year mine life. The total estimated capital cost (100%) at Refugio, originally budgeted at $70 million with an additional $30 million for a capital lease of a new mining fleet, has increased by roughly 10%. Bema is funding its share of the capital expenditure for the upgrade from a portion of the proceeds from the convertible note offering completed during the first quarter (please refer to Q-1 press release dated 05-14-04 for details). As a result, Bema's share of production from Refugio will have no project debt.

Since the Refugio Mine is a "restart" operation, the costs are required to be expensed (rather than capitalized as would be done for a new mine) as a charge to operations and totaled $2 million during the third quarter and $3.2 million for the first nine months of 2004, and is reflected in operating earnings.

Kupol Project, Russia (Bema 75%)

During the third quarter, Bema released additional high grade drill results from the Kupol project and continued to advance the development of the mine. The highlights of the recent drilling program were: the extension of high grade mineralization 250 metres to the North at depth; the discovery of a new wide high grade vein in the recently discovered multiple veins in the North Zone; the discovery of a new high grade sub-parallel or offset vein in the South; the discovery of a new high grade ore shoot in the Central Zone; and ongoing detail drilling in the Big Bend Zone continues to demonstrate strong continuity of the high grade zone. Drilling continues at Kupol and it is expected that at least one more series of drill results will be released in the fourth quarter.

Development work at Kupol during the quarter included earthworks, road construction, geotechnical drilling for foundations and site facilities and procurement of equipment for the 2005 exploration and development program. A new resource calculation is currently being prepared and a feasibility study will be complete by April 2005.

Cerro Casale, Chile (Bema 24%)

During the quarter, Placer Dome Inc. (51%), Bema (24%) and Arizona Star Resource Corp.(25%) reached an agreement on certain amendments to the Compania Minera Casale (CMC) shareholders' agreement. Placer Dome has issued a certificate (Certificate B) under the shareholders' agreement indicating it has commenced or is continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the shareholders' agreement. Subject to the terms of the shareholders' agreement, Placer Dome has up to 15 months to arrange such financing.

Placer Dome is required to arrange $1.3 -billion in financing, including $200-million in equity on behalf of all partners. In addition, Placer Dome is required to provide a pre-completion guarantee for an amount not greater than $1.1 -billion in senior loans. The senior loans are required to be an amount that is not less than 50 per cent of the initial project capital requirements. Any capital requirements exceeding $1.3 -billion of the financing provided or arranged by Placer Dome would be financed pro rata by the partners.

The Cerro Casale project is one of the world's largest undeveloped gold and copper deposits, which hosts measured and indicated mineral resources estimated at 25.4 million ounces of gold and 6.4 billion pounds of copper. The updated Placer Dome feasibility study contemplates a large-scale open pit mine that could produce approximately 975,000 ounces of gold and 130,000 tonnes of copper per year over an 18-year mine life. Assuming a copper price of 95 cents per pound, Cerro Casale's cash costs are projected at approximately $115 per ounce (net of copper credits). Total costs, including amortization and depreciation of capital, are projected at approximately $225 per ounce. Capital costs for the project are estimated at $1.65 -billion

Gold Forward and Option Contracts

In the third quarter, the Company reduced the number of outstanding gold forward and contingent forward contracts by 15,750 bringing, the total reduction for the first nine months of 2004 to 65,625 ounces. Bema intends to deliver into all of the outstanding Julietta forward contracts on the designated maturity dates out to 2006.

Bema's entire committed gold contracts represent approximately 1.9% of the Company's proven and probable reserves and measured, indicated and inferred resources.

	2004	2005	2006	2007-2012

Gold
Forward contracts (ounces)	18,450	33,550	43,350	-
Average price per ounce	$312	$325	$319	$-

Dollar denominated	-
Put options purchased
$290 strike price (ounces)	6,849	26,364	23,790	59,988
$390 to $422 strike price (ounces) -		45,000	50,000	77,500

Rand (ZAR) denominated -
Put options purchased (ounces)	24,062	103,914	-	-
Average price per ounce (ZAR)	3,050	3,100	-	-
Average price per ounce (US)*	$477	$485	-	-

Call options sold (ounces)	10,000	45,000	50,000	77,500
Average price per ounce	$500	$459	$462	$463

Contingent forwards (maximum)
$320 strike price (ounces)	5,000	10,000	-	-
$350 strike price (ounces)	8,250	34,500	36,000	168,000

Silver
Forward contracts (ounces)	200,000	-	-	-
Average price per ounce	$6.1914	$-	$-	$-

Put options purchased (ounces)	-	550,000	550,000	-
Average price per ounce		$6.3314	$6.3314	$-

Call options sold (ounces)	-	550,000	550,000	-
Average price per ounce	$-	$7.6454	$7.6454	$-

* Based on 6.3967 Rand to 1 USD, being the closing rate at September 30, 2004.

The Rand denominated put options, as shown in the table above, provide the Company with some protection against a strong South African Rand, without limiting the Company's leverage to a rising gold price or a declining Rand. The Rand denominated put options and all contingent forward contracts are treated as non-hedge transactions and are marked to market on a quarterly basis, with the resulting unrealized derivative gain or loss reflected in the statement of operations.

Outlook

During the last quarter of 2004 and beyond, Bema will maintain its commitment to optimizing production and increasing reserves at the Petrex Mines and the Julietta Mine. Bema's three key development projects continue to be advanced towards production. The Refugio Mine is slated to recommence production early in 2005. A new resource calculation is currently being prepared for the Kupol project with a feasibility study scheduled to be completed by April 2005. At Cerro Casale, joint venture partner, Placer Dome is currently pursuing financing opportunities and advancing discussions on key commercial contracts and long-term marketing off-take arrangements. The Company's goal is to increase annual gold production to over 1,000,000 ounces from the development of these existing assets.

On Behalf of BEMA GOLD CORPORATION

"Clive T. Johnson"
Chairman, C.E.O., & President

For further information please contact Bema Gold:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

Bema Gold Corporation trades on The Toronto Stock Exchange and the American Stock Exchange. Symbol: BGO. Bema also trades on the London Stock Exchange's Alternative Investments Market. Symbol: BAU.

Some of the statements contained in this release are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company's projections regarding annual gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2003, which has been filed with the Securities and Exchange Commission, and the Company's Renewal Annual Information Form for the year ended December 31, 2003, which is an exhibit to the Company's Form 40-F and is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Third Quarter		Nine Months
	2004	2003	2004	2003
		(Restated		(Restated
		note 1)		note 1)

GOLD REVENUE	$24,852	$23,997	$65,688	$60,101

EXPENSES
Operating costs	22,093	16,844	61,514	46,818
Depreciation and depletion	4,842	4,831	13,321	12,295
Other	2,476	971	4,567	2,044
	29,411	22,646	79,402	61,157

OPERATING EARNINGS (LOSS)	(4,559)	1,351	(13,714)	(1,056)

OTHER EXPENSES (INCOME)
General and administrative	1,629	1,923	6,898	5,688
Interest and financing costs	3,103	1,567	7,506	4,553
General exploration	308	38	678	203
Stock-based compensation	763	157	3,795	1,959
Foreign exchange loss (gains)	12	1,584	1,221	416
Other	31	197	1,485	48
	5,846	5,466	21,583	12,867

LOSS BEFORE THE UNDERNOTED ITEMS	10,405	4,115	35,297	13,923

Write-down of Yarnell mineral property	-	-	8,527	-
Realized derivative (gains)	(14,393)	(1,614)	(15,965)	(2,190)
Unrealized derivative losses (gains)	25,478	13,686	6,747	(6,013)
Equity in losses of associated companies	52	46	232	53
Investment losses (gains)	1	105	(398)	99

LOSS BEFORE INCOME TAXES	21,543	16,338	34,440	5,872

Current income taxes	7	565	492	809
Future income taxes (recovery)	-	(2,623)	34	3,743
LOSS FOR THE PERIOD	$21,550	$14,280	$34,966	$10,424

LOSS PER COMMON SHARE - basic and diluted	$0.059	$0.043	$0.097	$0.033

Weighted average number of common shares
outstanding (in thousands)	362,273	331,399	358,711	313,308

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars)

	Third Quarter		Nine Months
	2004	2003	2004	2003
		(Restated		(Restated
		note 1)		note 1)
OPERATING ACTIVITIES
Loss for the period	$(21,550)	$(14,280)	$(34,966)	$(10,424)
Non-cash charges (credits)
Depreciation and depletion	4,842	4,831	13,321	12,295
Amortization of deferred financing costs	1,044	427	2,051	1,280
Equity in losses of associated companies	52	46	232	53
Derivative instruments	26,983	14,473	7,166	(3,604)
Investment losses (gains)	1	105	(398)	99
Future income tax expense (recovery)	-	(2,623)	34	3,743
Stock-based compensation	763	157	3,795	1,959
Write-down of Yarnell mineral property	-	-	8,527	-
Other	2,627	2,088	2,292	1,953
Change in non-cash working capital	(1,126)	2,984	(3,727)	2,774
	13,636	8,208	(1,673)	10,128
FINANCING ACTIVITIES
Convertible loan, net of issue costs	(271)	-	66,603	-
Kupol bridge financing	38,000	-	38,000	-
Common shares issued, net of issue costs	1,265	55,403	9,277	55,677
Share subscription received	990	-	990	-
Julietta project loan repayment	(11,167)	(5,584)	(16,750)	(11,167)
Petrex loan repayments	-	(1,500)	(3,000)	(6,500)
Capital lease repayments	(230)	-	(230)	-
Other	(1,725)	(102)	(1,677)	(232)
	26,862	48,217	93,213	37,778
INVESTING ACTIVITIES
Julietta Mine	(954)	(105)	(1,484)	(826)
Julietta Mine exploration	(2,609)	(564)	(5,059)	(1,332)
Petrex Mines	(2,350)	(2,353)	(6,069)	(5,467)
Petrex Mines exploration	(497)	(6)	(1,476)	(203)
Refugio exploration and construction	(6,815)	(655)	(13,728)	(2,534)
Kupol exploration and development	(31,702)	(3,092)	(50,217)	(7,924)
Acquisition, exploration and development	(1,785)	(1,736)	(5,566)	(5,241)
Investment purchases	(3,059)	-	(3,059)	-
Acquisition of EAGC Ventures Corp., net cash acquired	-	-	-	6,742
Sale of EAGC special warrants	-	-	-	16,935
Other	(769)	(141)	(1,176)	(368)
	(50,540)	(8,652)	(87,834)	(218)

Effect of exchange rate changes on cash
and cash equivalents	(158)	(244)	(26)	694

Increase (decrease) in cash and cash equivalents	(10,200)	47,529	3,680	48,382
Cash and cash equivalents, beginning of period	44,653	17,511	30,773	16,658
Cash and cash equivalents, end of period	$34,453	$65,040	$34,453	$65,040

BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	September 30	December 31
	2004	2003
ASSETS
Current
Cash and cash equivalents	$34,453	$30,773
Accounts receivable	10,187	5,754
Marketable securities
Market value - $12.5 million; December 31, 2003 - $12.1 million)	3,554	3,567
Inventories	15,227	14,932
Other	6,675	4,845
	70,096	59,871

Investments	5,631	2,706
Property, plant and equipment	355,861	290,822
Goodwill	27,344	27,344
Unrealized fair value of derivatives	7,095	20,792
Deferred losses	1,909	3,965
Other assets	23,869	14,206
	$491,805	$419,706

LIABILITIES
Current
Accounts payable	$28,830	$23,292
Current portion of long-term debt	33,652	45,864
	62,482	69,156

Unrealized fair value of derivatives	39,795	48,382
Long-term debt	94,725	7,084
Future income tax liabilities	2,132	2,098
Asset retirement obligations	16,488	15,380
Other liabilities	3,005	3,465
Non-controlling interest	942	830
	219,569	146,395

SHAREHOLDERS' EQUITY
Capital stock
Issued - 362,912,258 common shares (December 31, 2003 -
355,688,190)	450,957	441,309
Share subscription received	990	-
Value assigned to share purchase warrants and stock options	18,238	14,814
Convertible debt	19,829	-
Deficit	(217,778)	(182,812)
	272,236	273,311
	$491,805	$419,706

Approved by the Directors

"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton

BEMA GOLD CORPORATION
NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004
(Unaudited)

1) Changes in Accounting policies
Asset retirement obligations
As described in Note 2(i) to the 2003 audited consolidated financial statements, the Company has applied retroactive adoption of the new accounting standard CICA 3110 "Asset retirement obligations", effective January 1, 2003. The effect of this change on the balance sheet as at December 31, 2002 resulted in a $1.9 million increase to asset retirement obligations, a $2.2 million increase to property, plant and equipment and a decrease in deficit by $321,000. The effect of this change on earnings, net of taxes, for the three and nine months ended September 30, 2003 was a reduction of $378,000 and $529,000, respectively.

Stock-based compensation
Effective January 1, 2003, the Company also adopted CICA 3870 "Stock-based Compensation and Other Stock-based Payments" as described in Note 2(iii) to the audited consolidated financial statements. The effect of this change on earnings for the three and nine months ended September 30, 2003 was a reduction of $157,000 and $1.96 million, respectively.